Exhibit 99.67

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Inter-Citic Minerals Inc., of our report dated February 26, 2008 relating to the consolidated financial statements, which appears in the Registration Statement.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

February 28, 2008